SOFTWARE LICENSE AGREEMENT

BETWEEN

JOHNSON & JOHNSON PHARMACEUTICAL RESEARCH & DEVELOPMENT, L.L.C.

AND

LICENSOR:  DIVERSINET CORP.

DATED: JUNE 30, 2011TABLE OF CONTENTS

2.

LICENSED SOFTWARE

2.1.

License Grant.

2.2.

Ownership of Software.

2.3.

Protection of Software.

2.4.

Other Proprietary Rights.

2.5.

Sublicense Grant.

3.

SERVICES

3.1.

Training..

3.2.

Installation.

3.3.

Additional  Services.

4.

ACCEPTANCE

5.

LICENSED SOFTWARE SUPPORT

5.1.

Software Support and Support Fees.

5.2.

New Releases and Updates..

5.3.

Termination of Support

6.

PAYMENTS

6.1.

WEB Invoicing.

6.2.

Support..

6.3.

Other Services..

6.4.

Taxes..

7.

WARRANTY, INDEMNITY AND LIABILITY LIMITATION

7.1.

Licensor  Software Warranty.  .

7.2.

Warranty and Indemnity Regarding Software.

7.4

Program Errors..

7.5

Viruses/Disabling Code..

7.6

Warranty of Authority.

7.7

Remedies.

7.9

Limitation of Liability..

8

GENERAL PROVISIONS

8.1

Term..

8.2

Termination Rights.

8.3.

Termination by Licensor

8.4.

Force Majeure

8.5.

Insurance

8.5.

Shipments.

8.6.

FDA and Other Regulatory Bodies

8.7.

Use of Subcontractors..

8.8.

Use of Name Restriction.

8.9.

Waiver..

8.10.

Notices.

8.11.

Amendment..

8.12.

Debarred Contractor.

8.13.

Confidentiality of Customer Information

8.14.

Governing Law/Dispute Resolution.

8.15.

FDA Compliance.

8.16.

Severability and Effect of Laws.

8.17.

Entire Agreement..

8.18.

Assignment.

8.19.

Survival..

8.20.

Escrow.

8.21.

Exhibits To Agreement.

EXHIBIT A

EXHIBIT B

EXHIBIT C

EXHIBIT D

SOFTWARE LICENSE AGREEMENT

This SOFTWARE LICENSE AGREEMENT is effective as of the execution date of last signature (Effective Date), by and between Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (hereafter "Customer”), a New Jersey limited liability company, having a business address at 920 Route 202, Raritan, New Jersey 08869 and Diversinet Corp., = "Legal entity" "" \* CHARFORMAT = "Physical person" " = "______________________________" "" " " \* CHARFORMAT " \* CHARFORMAT an Ontario based corporation, having an office for transaction of business at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5, Canada (hereinafter “Licensor”).  (Customer and Licensor are sometimes individually referred to herein as the “Party” and collectively the “Parties”.)

W I T N E S S E T H

WHEREAS, Licensor has developed a proprietary product(s) and desires to license such product(s) to Customer and to provide certain associated services to Customer; and

WHEREAS, Customer desires to license such product(s) and have Licensor perform such services;

NOW THEREFORE, in consideration of the mutual promises and agreements herein set forth, the parties do hereby agree that:

1.

DEFINITIONS

1.1.

“Agreement” shall mean this Software License Agreement dated Effective Date and all attachments and Exhibits hereto.

1.2.

 “Critical Program Error(s)” shall mean any program error, whether or not known to Customer, which has or may have an adverse impact on the operations of Customer as a result of its use of the Software used in accordance with the Documentation, or Services provided by Licensor.  Customer shall solely determine whether a Critical Program Error exists.

1.3.

“Documentation” shall mean the operational, functional and technical specifications in any standard materials, guides, manuals or other related materials which shall be provided to Customer by Licensor which assist Customer in using the Software.

1.4.

“Effective Date” shall mean the execution date of last signature.

1.5.

“Final Acceptance” shall mean the successful completion of the acceptance process identified in section 3 to this Agreement.

1.6.

“First Productive Use” shall mean the initial “live” operation of the Software in a production environment.  First Productive Use shall not occur until after conversion of the Software from the simulated test environment to the live environment in which Customer will verify the ability or inability of the Software to perform in accordance with the acceptance criteria identified in section 3 of this Agreement.

1.7.

“Customer Affiliates” shall mean any partnership, joint venture, subsidiary, and other affiliated entities (whether incorporated or unincorporated) in which Customer has an ownership, managerial, or operational interest or which now or hereafter directly or indirectly controls, is controlled by, or is under common control with, Customer, including multiple levels of controlled corporations.

1.8.

“Purchase Order” shall mean the document forwarded to Licensor by Customer which requests that Licensor supply Customer with specific Software, Documentation, Support or Services and which references this Agreement.

1.9.

“Services” shall mean the project, consulting or other work to be performed by Licensor as described in section 3 below.

1.10.

“Software” shall mean the application programs described in Exhibit A and any object code, functional and technical specification described in the Documentation and any Updates supplied by Licensor.

1.11.

"Specifications" shall mean collectively, the Software functionality descriptions in Exhibit A, all Documentation (whether printed or on-line), and all Updates to the Specifications.  The Specifications are hereby incorporated by reference into this Agreement.

1.12.

“Sublicensed Software” shall mean any application program, database, operating system or other like product which is not developed by Licensor, but which is necessary to operate the Software and which has been supplied by Licensor to Customer under this Agreement.

1.13.

“Support” shall mean those services to be performed by Licensor as set forth in Exhibit D.

1.14.

“Update(s)” shall mean all new releases, new versions, updates, revisions, fixes, patches or other alterations of the Software, including those which are designed to improve the operation or functionality of the Software, intended to correct an error in the Software or required to correct a breach of warranty or other breach of this Agreement.  Updates shall be designated by a version number with a higher number to the right of the decimal point (e.g., version 1.4 is an Update to version 1.2), but do not include new releases or custom releases (which are designated with a higher number to the left of the decimal point, or at the end with a letter, respectively), however, if Customer is paying for Support and if the new releases or custom releases is consists of eighty (80%) of the same features and functionality as the current version Customer is using, then Licensor shall upgrade Customer to new release or custom release for no additional fee.

1.15.

“Work Order” shall mean, subject to the terms of a statement of work or other similar document (collectively, a "Work Order"), agreed to by Customer or Customer Affiliate and Licensor, Licensor shall provide the services, including any deliverables, set forth in such Work Order.

1.

LICENSED SOFTWARE

1.1.

License Grant.  Licensor grants, and Customer accepts, a perpetual, worldwide, non-transferable and non-exclusive license to install, store and use the Software and Documentation, including the merging or interfacing of Software with other programs, subject to all the terms and conditions of this Agreement and Exhibit A.  The Software is licensed for use solely for Customer's business purposes, including the provision of data processing and any other services to Customer Affiliates; provided, however, that any such usage of the Software with respect to the data and information of Customer Affiliates shall be made only on equipment owned or controlled by Customer, and operated by Customer personnel and authorized contractors.  No rights to sublicense or market the Software or Documentation are granted.  All rights not specifically granted to Customer by this License shall remain in Licensor.

1.2.

Ownership of Software and Documentation.  Title to and ownership of the Software and Documentation and all applicable proprietary rights, including but not limited to, rights in patents, copyrights , author’s rights, trademarks, trade names, graphic design and design elements, order of operations, algorithms, data structure, organizational features, know-how and identified trade secrets in the Software and Documentation if any, shall remain at all times with Licensor, and subject to the license granted to Customer pursuant to this Agreement.  Except as set forth herein, as permitted by applicable copyright law, or as may be permitted in writing by Licensor, Customer or Customer Affiliates shall not reverse engineer, decompile or disassemble the Software or any portion thereof, nor otherwise attempt to create or derive the source code (or the underlying ideas, algorithms, graphic designs, order of operations, or any other structures or organization) of the Software.  No other right or license with respect to any proprietary rights is granted under this Agreement.

1.3.

Protection of Software.  The Software (whether received in writing, on magnetic tape or on other storage media) is a product proprietary to Licensor.  Customer shall protect the Software with security measures which are the same as Customer employs to protect its like proprietary information.  Notwithstanding the foregoing, disclosure of the Software and/or Documentation to the FDA or other government regulatory agency for purposes consistent with use of the Software and/or Documentation by Customer allowed under this Agreement, or in accordance with any other agreement in writing by the Parties, shall not be considered a breach of the Agreement.

1.4.

Other Proprietary Rights.  Customer shall own and shall have all the proprietary rights in any and all information of any nature (including without limitation, all files, input materials, output materials, memoranda, reports, paper, analyses, drawings, specifications, software, data, graphs, charts or other written materials, (collectively, the “Works”)) supplied by Customer and provided to  Licensor during the course of its performance under this Agreement. Licensor hereby agrees and acknowledges that Customer owns any and all intellectual property rights developed by Customer in with respect to any Customer-specific private label associated with the Software. Licensor hereby assigns the ownership of all right, title and interest in such Works (including all patents, copyrights, and other intellectual property rights thereto) to Customer.  Customer shall have the right to obtain and hold in its own name such patents, copyrights or other intellectual property rights which may pertain to the Works. Customer hereby agrees and acknowledges that Licensor shall own all code, software tools, Documentation and modifications to the code, software tools or Documentation, and all copyrights, trade secrets and other intellectual property rights with respect to any such code, Software or Documentation.

1.5.

Sublicense Grant.  Licensor grants to Customer a perpetual, non-exclusive, non-transferable sublicense to use any Sublicensed Software.  Licensor warrants that it has the authority to grant such licenses to Customer and Licensor agrees to indemnify Customer against any and all claims, costs, awards, damages or like expenses (including reasonable attorneys fees) which may arise out of a breach of this warranty by Licensor.

1.6.

Import and Export Requirements.  Customer acknowledges that any obligation of Licensor to provide Software or Documentation under this Agreement are subject in all respects to all United States and Canadian laws and regulations governing the removal, transmission, export and use of same outside of the United States and Canada.  Customer agrees that it shall not remove, transmit or export, directly or indirectly, any Software, Documentation or related information from the United States or Canada, or any other jurisdiction, without being in full compliance with all governing laws and regulations, including without first obtaining all required licenses and approvals from the appropriate government agencies.

2.

SERVICES

2.1.

Training.  Licensor shall assist Customer's personnel in learning to use the Software as set forth in Exhibit B.

2.2.

Installation.  Licensor shall install or assist Customer with installation of the Software as set forth in Exhibit C.

2.3.

Additional  Services.  After completion of the Software installation activities described above and at Customer’s request, Licensor will provide consulting services to Customer.  Such additional services are beyond the normal scope of Support.  Licensor may charge Customer for any such additional services at Licensor’s then-current rates, or as otherwise negotiated between Customer and Licensor.  If Customer requests such additional services, Licensor shall inform Customer that the services requested constitute additional services and provide a quote for such services to Customer.  If Customer desires to obtain those services from Licensor according to the prices identified in the quotation, Customer will forward a Purchase Order to Licensor requesting such services.  Upon its receipt of the Purchase Order, Licensor agrees to provide the requested services. If Customer desires additional services from Licensor then a Work Order shall be created describing services between Customer and Licensor.

3.

ACCEPTANCE

Software will be deemed to have passed Final Acceptance sixty days after installation unless Customer notifies Licensor of a breach of warranty described in section VI below.  If the warranty breach is not cured within 120 days of Customer’s notification, then Customer shall, at its option, have the right to terminate the applicable Purchase Order or this Agreement in its entirety.  Upon such a termination under this section, Licensor shall promptly return to Customer all moneys paid by Customer to the Licensor for the terminated Software and related Services, and Customer shall promptly return or destroy all copies of the terminated Software and related Documentation.

4.

LICENSED SOFTWARE SUPPORT

4.1.

Software Support and Support Fees.  Beginning upon First Productive Use of the Software, Licensor agrees that it shall provide Support for the Software as specified in Exhibit D.  There shall be no charge to Customer for the Support services during the first year after First Productive Use.  The annual fees for Support appear on Exhibit D.  Licensor will issue a quote for Support services 30 days prior to the expiration of any current support period for which Customer has paid the requisite Support fees.  Customer shall, if it elects, renew Support by issuing a Purchase Order within 30 days of its receipt of a quotation for Support fees.

Licensor  may revise Support fees any time following the initial twenty-four (24) month period after First Productive Use (but no more frequently than once during any 12 month period) by giving Customer sixty (60) days' prior written notice.

4.2.

New Releases and Updates.  Licensor shall furnish Customer with all new releases and Updates to the Software and Documentation so long as Customer remains on Support, which Updates shall be subject to this Agreement.  There shall be no additional license fee for such Updates so long as Customer is paying Support fees when the Updates are released.  Customer shall at its own expense obtain any equipment and sublicensed software required to run new releases.

4.3.

Termination of Support.  So long as Customer continues to pay the Support Fees identified in Exhibit D, Licensor may not terminate Support services for the Software.  Licensor shall give Customer thirty (30) days written notice of its intent to terminate Support services due to Customer’s failure to make payments for such services.  Licensor shall not terminate Support if Customer cures its failure to pay Support fees during the thirty (30) day notice period.  Licensor shall provide Support services to Customer during the pendency of any dispute under this Agreement.  Customer shall be entitled to terminate Support at any time upon the provision of written notice to Licensor that Customer desires to terminate Support.  Customer’s termination shall be effective upon the expiration of the annual period during which Customer gives its notice to terminate.

5.

PAYMENTS

1.1.

WEB Invoicing.  Licensor is required to submit all invoices via the Internet.  Licensee will make payment via electronic funds transfer within forty-five (45) days after receipt of an undisputed invoice.  Licensor should go to www.ap.jnj.com to complete the on-line form and initiate the payment process or contact the Customer Service Hotline at 877-557-4487 for more information.  The electronic billing and payment procedures do not apply currently to the following companies:  Neutrogena, Cordis, DePuy, Scios and all companies outside of the U.S.

1.2.

All references to dollars or monetary units in this Agreement are to United States dollars and all payments shall be made in U.S. dollars.

1.3.

Support.  Customer shall pay all Support fees within 45 days of Customer’s receipt of an invoice therefore from Licensor.

1.4.

Other Services.  Customer shall pay for all other services or products shall be paid as specified in the applicable Purchase Order.

1.5.

Taxes. In the event foreign, federal, state or local taxes are assessed on any Service performed hereunder, except taxes based on net income or personal property, Customer shall direct pay (applicable New Jersey taxes) or reimburse Licensor accordingly.

1.6.

Compliance.  Licensor shall not send any invoices with respect to work, and no claim from Licensor for payment (including any amount for fees or expenses) will be allowed for any work done by Licensor with respect to such work, prior to both parties' duly authorized representatives executing a Work Order and Customer issuing a purchase order to Licensor with respect to such Services.

1.

WARRANTY, INDEMNITY AND LIABILITY LIMITATION

1.1.

Licensor Software Warranty.  Licensor warrants that, beginning upon Final Acceptance and extending for as long as Customer remains continuously on Support, the Licensed Software will operate in accordance with the Documentation without material error or Critical Program Error, and will perform the functions set forth in the Specifications. Licensor further warrants that all Updates to the Software will be compatible with existing Software(s) and shall not degrade documented functionality of Software being used by Customer.

1.2.

Warranty and Indemnity Regarding Software.

1.2.1.

Licensor also warrants that it shall deliver the Software and Sublicensed Software from the claims of any third party for infringement of any patents, trademarks, copyrights, trade secrets, or other proprietary rights.  Licensor agrees that it shall defend at its own expense, and will indemnify Customer and save Customer harmless against any costs (including reasonable attorneys fees) and damages made in settlement or awarded as a result of, any action brought against Customer based on an allegation of such infringement with respect to any item of Software or Sublicensed Software.  Customer shall promptly notify Licensor in writing of any such action or allegation of infringement, Licensor shall have sole control of the defense of any such action and all negotiations for its settlement or compromise.

1.2.2.

If an injunction is obtained against Customer's use of any item of Software by reason of an infringement described above, or if in Licensor's opinion any item of Software is likely to become the subject of a claim of such infringement, Licensor may, at its option and at its own expense procure the right for Customer to continue using the item of Software which is the subject of the infringement claim, replace or modify such item so that it becomes non-infringing, or, if neither of the foregoing options are available, grant Customer a refund of all fees paid under this Agreement over the prior 12 months in exchange for termination of any related license and the immediate return of such item of Software.

0.1

Program Errors.  If Customer gives Licensor notice of a Critical Program Error contained in the Software, Licensor will, upon receipt of such notice, immediately investigate such Critical Program Error and will deliver to Customer either a patch or workaround or code to correct such Critical Program Error (and deliver to Customer appropriate code and Documentation for such correction) at no additional cost to Customer within ten (10) days after receipt of such notice.  If Licensor fails to eliminate the Critical Program Error within ten (10) days after receipt of such notice, then Customer shall have the right to exercise the remedies identified in paragraph 7.6.

0.2

Viruses/Disabling Code.  As of the date of delivery to Customer, the Software and any Update(s) will not contain any computer virus or code that could be otherwise hostile, damaging or disabling to Customer's existing information systems or components thereof. Licensor further warrants that Customer shall have quiet and peaceful enjoyment of the use of the Software and Documentation for the duration of this Agreement until and unless this Agreement is lawfully terminated, ended or otherwise declared ineffective, as specified herein.  Licensor further warrants that it shall not install or insert any virus or disabling code or take any action which would permit Licensor or any third party to interfere with Customer’s quiet enjoyment of the Software.

0.3

Warranty of Authority.  Licensor warrants that it has the power and authority to enter into this Agreement and to grant and convey the license, sublicense, if any, and other rights granted and conveyed to Customer hereunder. This Agreement does not and will not knowingly violate, the rights of any third party or, breach or interfere with any other agreement to which Licensor is a party or by which Licensor is bound.

0.4

Remedies. If no time limit is otherwise specified in the above warranties, Licensor shall have thirty (30) days from the date it receives a notice of warranty breach to cure the breach.  If, however, Licensor cannot correct the nonconformity within the timeframe specified, then Customer shall have the right (exercisable in Customer’s sole discretion), to require Licensor to: (i) replace the nonconforming Software (provided, however, that the replacement is functionally equivalent) at no cost to Customer, or (ii) terminate the license and promptly refund to Customer all license fees paid for the Software (calculated on a 5-year, straight line depreciated basis beginning upon the date of Final Acceptance).

0.5

Warranty Limitation.  EXCEPT AS SPECIFICALLY STATED IN THIS AGREEMENT,  LICENSOR IS PROVIDING THE SOFTWARE AND DOCUMENTATION “AS IS” AND THERE ARE NO WARRANTIES, COVENANTS, TERMS, CONDITIONS OR REPRESENTATIONS, EXPRESS OR IMPLIED, OR OTHERWISE GRANTED FOR THE SOFTWARE, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WHICH ARE HEREBY DISCLAIMED AND CUSTOMER HEREBY ACCEPTS THE LICENSOR DISCLAIMER OF ALL OTHER COVENANTS, REPRESENTATIONS, PROMISES AND WARRANTIES WITH RESPECT TO THE SOFTWARE AND DOCUMENTATION, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE..  AS TO THE SOFTWARE, SOME STATES DO NOT ALLOW THE EXCLUSION OF IMPLIED WARRANTIES OR THE LIMITATION OR EXCLUSION OF LIABILITY SO SOME OF THE ABOVE LIMITATIONS OR EXCLUSIONS MAY NOT APPLY TO CERTAIN SOFTWARE, DOCUMENTATION, SUPPORT OR SERVICES.

0.6

Limitation of Liability.

0.6.1

IN NO EVENT SHALL EITHER PARTY’S LIABILITY ARISING OUT OF THIS AGREEMENT EXCEED ONE (1) MILLION DOLLARS UNDER THIS AGREEMENT UP TO THE DATE THAT THE CAUSE OF SUCH CLAIM AROSE.

0.6.2

The foregoing limitations of liability will not apply and nothing in this Agreement shall affect either Party's liability (a) for death or personal injury or damage to real or personal property caused by such Party's gross negligence or willful misconduct, (b) for any damages caused by the intentional or grossly negligent acts or omissions of such Party, (c) the intentional introduction by Licensor of a computer virus into the information systems of Customer, (d) Licensor’s willful disabling of the Software and/or Customer’s information systems or components thereof, (e) for claims of infringement against which Licensor indemnifies Customer under Section 7.2 of this Agreement, or (f) to the extent prohibited by applicable law.

0.6.3

IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR COSTS OF PROCUREMENT OF SUBSTITUTE PRODUCTS OR SERVICES, LOST PROFITS, LOSS OF DATA OR ANY SPECIAL OR CONSEQUENTIAL DAMAGES, REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, IN TORT INCLUDING NEGLIGENCE, BY STATUTE OR UNDER ANY QUASI-CONTRACTUAL THEORY OF LIABILITY, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

1

GENERAL PROVISIONS

1.1

Term.  This Agreement shall commence on the Effective Date.  It shall remain effective until all licenses and Support services are terminated in accordance with this Agreement.

1.2

Termination Rights.

1.2.1

Termination by Customer.  Customer shall have the right to terminate this Agreement or its license to any item of Software if Customer so elects pursuant to paragraphs 4.0 or 7.2.  In the event Customer exercises its termination right under paragraph 4.0, then Customer shall identify all copies of the Software and return the copies to Customer within thirty days of the Customer’s provision of its notice to terminate.  Upon such a termination, Licensor shall, within thirty (30) days of the effective date of the termination, refund fees, if any in accordance with appropriate section.

1.2.2

Customer shall also have the right, after full payment of any license fees due under this Agreement, to terminate this Agreement or terminate it license to any Software licensed pursuant to this Agreement at Customer’s convenience without the right to receive any refund and without any penalty to Licensor.

1.3

Termination by Licensor . Licensor shall have the right to terminate this Agreement in the event Customer fails to pay any undisputed invoices as required under Section 6.  Licensor shall provide thirty (30) days prior written notice of its intent to terminate due to Customer’s failure to make payments as described in this paragraph.  Licensor shall not terminate this Agreement if Customer cures its failure to pay undisputed invoices during the thirty (30) day notice period. Licensor shall have the right to terminate Support as specified in paragraph 5.3, but such a termination of Support shall not affect Customer’s license to use the Software.

1.4

Force Majeure. Neither Party shall be liable for delay in performance under this Agreement or for failure to give notice of such delay when the delay is due to conditions beyond the reasonable control of a party hereto.  However, if the period of delayed performance exceeds thirty (30) days from a date agreed upon by the Parties, the Party whose ability to perform has not been so affected may, by giving written notice, terminate this Agreement.

1.5

Insurance.  Licensor shall maintain insurance policies in the minimum amounts stated below.  During the term of this Agreement, Licensor shall not permit such insurance to be reduced, expired, or canceled without reasonable prior written notice to Customer.  Upon request, Licensor shall provide a Certificate of Insurance to Customer.

Type of Insurance	Limits of Liability
Commercial General Liability (including Contractual Liability, Bodily Injury, Property Damage, and Personal Injury)	$2,000,000 combined single limit
Commercial Automobile Liability (Bodily Injury and Property Damage)	$1,000,000 combined single limit
Employers' Liability	$100,000 per accident
Workers' Compensation Employee Liability	As required by the laws of the state or province in which the work is being performed

1.6

Shipments.  All shipments will be F.O.B. Customer's plant and shall be packed at Licensor's expense.  All freight, insurance, duty or custom charges, or special handling charges shall be prepaid by Licensor and invoiced to Customer as a separate line item(s).  In the absence of prior shipping instructions, Licensor will select the carrier on behalf of Customer, but Licensor shall not assume any liability for shipment nor shall the carrier be construed to be an agent of Licensor.

1.7

Network Charges.  Customer, its Customer Affiliates or its subscribers shall at all times be responsible for all mobile network data or airtime charges, SMS related charges, application certification charges or marketing costs levied by cellular or wireless network and any other fees or levies related to the cellular or wireless network or other costs over which the Customer’s application is offered, as well as Customer’s own Internet access fees (collectively, the “Network Charges”).  None of the fees chargeable hereunder include any Network Charges and Customer shall indemnify and hold harmless Licensor, its officers, directors, agents and representatives against any such Network Charges that may be levied against them for the operation of Customer’s application(s).

1.8

FDA and Other Regulatory Bodies.  Customer and Licensor agree to cooperate fully with each other in meeting any obligations imposed upon Customer or Licensor by the FDA or other regulatory bodies with respect to the Software.  Customer shall pay Licensor for such work (as detailed in Section 3).

1.9

Use of Subcontractors.  Licensor will not subcontract or permit anyone other than its employee(s) or consultants in the normal course of business to perform any of the Services required of Licensor under this Agreement without the prior written approval of Customer, which approval shall not be unreasonably withheld.

1.10

Use of Name Restriction.  Neither Party shall use the name of the other or refer to the other directly or indirectly in any advertisement, sales promotion, news release or releases to any professional or trade publication without receiving specific prior written authorization from the other Party.

1.11

Waiver.  All waivers of and consents to any terms and conditions of this Agreement (or any rights, powers or remedies under it) by either Party must be in writing in order to be effective.  No waiver or consent granted with respect to one matter or incident shall be construed to operate as a waiver or consent with respect to any different or subsequent matter or incident.

1.12

Notices.  Any notices required or permitted hereunder will be effective when received in writing and shall be sent to the person and address designated below or such other person or address as may have been furnished to Customer or Licensor by notice according to this Section.

Licensor: Diversinet Corp.	Customer: Johnson & Johnson Pharmaceutical Research & Development, L.L.C.
2235 Sheppard Avenue East Suite 1700	930 U.S. Route 202 South, P.O. Box 300
Toronto, Ontario M2J 5B5	Raritan, New Jersey 08869-0602
ATTN: Chief Financial Officer	ATTN: GPS R&D

1.13

Amendment.  This Agreement may not be amended, modified, or otherwise changed or altered except by a writing executed by authorized representatives of Customer and Licensor.

1.14

Debarred Contractor.  Licensor warrants that it is not currently debarred, suspended or otherwise excluded by government agencies from receiving federal contracts.

1.15

Confidentiality of Information.  Each Party acknowledges that in the course of installing and supporting the Software, one Party may have access to proprietary or confidential information of the other Party concerning business affairs, property, operating procedures, personnel information or other information, including financial data (“Confidential Information”).  Except as may be required by law, each Party shall maintain the confidentiality of the other Party’s Confidential Information.  Each Party shall protect such Confidential Information to the same extent that it protects its own Confidential Information and a Party shall only disclose the Confidential Information to those employees and representatives who have a need to know such information in order to perform obligations hereunder. All Software and Documentation is hereby agreed to be the Confidential Information of Licensor.

1.15.1

 The Parties acknowledge that its breach of any of its obligations under this Agreement may cause the other Party irreparable harm, for which monetary damages may be an inadequate remedy. Therefore, in the event of any such breach, the other Party shall be entitled, in addition to any other remedy available under this Agreement, at law or in equity, to seek injunctive relief, including specific performance of the terms hereof and other equitable relief for such breach, without the posting of bond or other security.

1.16

Governing Law/Dispute Resolution.

1.16.1

This Agreement shall be governed by, and shall be construed in accordance with, the laws of the State of New Jersey.  Any disputed matter will first be attempted to be resolved by good faith negotiations between local management.

1.16.2

Any dispute, controversy or claim arising out of or related to this Agreement or the interpretation, application, breach, termination or validity thereof, including any claim of inducement by fraud or otherwise, which claim would, but for this provision, be submitted to binding arbitration shall, before submission to binding arbitration, first be mediated through non-binding mediation in accordance with the Mediation Procedure then in effect of the Center for Public Resources ("CPR") available at www.cpradr.org, except where that procedure conflicts with these provisions in which case these provisions control.  The mediation shall be conducted in New Brunswick, New Jersey and shall be attended by a senior executive with authority to resolve the dispute from each of the parties.

1.16.3

The mediator shall be neutral, independent and disinterested with respect to the dispute and the parties and shall be selected from a professional mediation firm such as ADR Associates, JAMS/ENDISPUTE or CPR.

1.16.4

The parties shall promptly confer in an effort to select a mediator by agreement.  In the absence of such an agreement within ten (10) days of initiation of the mediation, the mediator shall be selected by CPR as follows:  CPR shall provide the parties with a list of at least fifteen (15) names from the CPR Panels of Distinguished Neutrals.  Each party may exercise unlimited challenges for cause and two (2) peremptory challenges, and shall rank the remaining candidates within five (5) working days after receiving the CPR list.  The parties may together interview the three (3) top-ranked candidates for no more than one (1) hour per candidate and, after the interviews, may each exercise one (1) peremptory challenge.  The mediator shall be the remaining candidate with the highest aggregate ranking.

1.16.5

The mediator shall confer with the parties to design procedures to conclude the mediation within no more than forty-five (45) days after initiation.  Under no circumstances may the commencement of arbitration below be delayed more than forty-five (45) days by the mediation process specified herein absent contrary written agreement of the parties.

1.16.6

Each party agrees not to use the period or pending mediation to disadvantage the other party procedurally or otherwise.  No statements made by either side during the mediation may be used by the other or referred to during any subsequent proceedings.

1.16.7

Each party has the right to pursue provisional relief from any court, such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the arbitration, even though mediation has not been commenced or completed.

1.16.8

Any controversy or claim arising out of or relating to this Agreement or the validity, inducement or breach thereof, and unable to be resolved in accordance with the procedure set forth above, shall be settled by binding arbitration before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then pertaining (available at www.adr.org) except where those rules conflict with this provision, in which case this provision controls.  Any Court with jurisdiction shall enforce this clause and enter judgment on any award.  The arbitrator shall be an attorney who (i) has at least fifteen (15) year of experience with a law firm of over twenty-five (25) lawyers, (ii) has at least fifteen (15) years of experience with a corporate law department which employs more than twenty-five (25) lawyers or (iii) was a judge of a court of general jurisdiction.  The AAA shall select the arbitrator within ten (10) days after commencement of the arbitration from the AAA’s National Roster of Arbitrators pursuant to agreement or through selection procedures administered by AAA.  The arbitration shall be held in New Brunswick, New Jersey and in rendering the award the arbitrator must apply the substantive law of the State of New Jersey (except where that law conflicts with this clause), except that the Federal Arbitration Act shall govern the interpretation and enforcement of this arbitration provision.  Within forty-five (45) days after initiation of arbitration, the parties shall reach agreement upon and thereafter follow procedures assuring that the arbitration will be concluded and the award rendered within no more than eight (8) months from selection of the arbitrator.  Failing such agreement, the AAA will design and the parties will follow procedures that meet such a time schedule.  Each party has the right before or, if the arbitrator cannot hear the matter within an acceptable period, during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc., to avoid irreparable harm, maintain the status quo or preserve the subject matter of the arbitration.  THE ARBITRATOR SHALL NOT AWARD ANY PARTY PUNITIVE, EXEMPLARY OR MULTIPLIED DAMAGES OR DAMAGES CONTRARY TO THE EXPRESS TERMS OF THIS AGREEMENT AND EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT TO SEEK SUCH DAMAGES FROM THE ARBITRATOR.  NO PARTY MAY SEEK OR OBTAIN PREJUDGMENT INTEREST OR ATTORNEYS’ FEES OR COSTS RESULTING FROM THE ARBITRATION.

1.16.9

Neither Party shall publicize the nature of any disputed matters, or the proceedings or outcomes of any good faith negotiation, mediation or arbitration proceedings, judgments or settlements pursuant to this section.

1.16.10

The parties agree that, in the event that the Uniform Computer Information Transaction Act, any version thereof or a substantially similar law (collectively “UCITA”) is enacted as to be applicable to a Party’s performance under this Agreement, said statute shall not govern any aspect of this Agreement including any of the parties’ rights and obligations arising pursuant to this Agreement.  The applicable law shall be the law, as it existed prior to the enactment of UCITA.

1.17

FDA Compliance.  Licensor understands and agrees that, as a manufacturer of health care products, Customer’s activities are largely regulated by the U.S. Food and Drug Administration (the “FDA”).  Licensor recognizes that work done for Customer is subject to laws, regulations and policies enforced by the FDA.  Licensor further recognizes and acknowledges that such laws, regulations and policies cover representations made by Licensor, relating to the use, safety and effectiveness of Customer’s products and to representations made by Licensor relating to actual or potential clinical outcomes which have been observed or can be expected using Customer’s products.  Licensor shall not make any representation relating to Customer’s products or to Customer’s clinical outcomes, unless such representations have been reviewed and approved in advance by Customer’s Director of Regulatory Affairs.

1.18

Severability and Effect of Laws.  The provisions of this Agreement shall obligate the parties only to the extent that such provisions are lawful.  Any provision of this Agreement which is prohibited by law shall be ineffective (but only to the extent that, and in the locations where, such prohibition shall be applicable).  The remainder of the Agreement shall remain in full force and effect, however, provided that both parties agree the Agreement can continue to be performed in furtherance of the parties' objectives.

1.19

Entire Agreement.  This Agreement constitutes the entire agreement of the Parties with respect to acquisition and use of the Software, Documentation, Support and Services.  This Agreement supersedes any terms which may be appear on the face of any Purchase Order or invoice.

1.20

Assignment.  Unless otherwise stated, neither Party hereto may assign, cede or transfer any of its rights or obligations under this Agreement without the written consent of the other Party, which consent may not be unreasonably withheld; provided however, without such consent either Party may assign this Agreement in connection with the transfer or sale of all or substantially all of its assets or business or its merger or consolidation with another company.  Customer shall likewise have the ability to assign this Agreement to a Customer Affiliate in the event Customer outsources, sells, assigns or otherwise gives the department or functions which use the Software to such Customer Affiliate.  Neither Party shall be relieved of any of its obligations under this Agreement by reason of its assignment of this Agreement.  Both Parties agree that they will require any assignee to perform their obligations hereunder.

1.21

Survival.  The respective obligations of Customer and Licensor that by their nature would continue beyond the termination or expiration of this Agreement including any Attachment (including the obligations regarding confidentiality, intellectual property rights, indemnification, governing law, publicity and marks, limitations of liability, and dispute resolution) shall survive such termination or expiration.

1.22

Escrow.  Licensor agrees that the entire source code for Software and Documentation as now exists or hereafter becomes available including, but not limited to, the then current version(s) of Software being used by Customer ("Escrow Materials") will, at Customer's option, be deposited, maintained and updated at Customer's expense in escrow pursuant to an escrow agreement.  Licensor shall deposit the Escrow Materials within thirty (30) days of Customer's written notice to Licensor of its election to have the Escrow Materials deposited in the escrow account.  The escrow agreement shall provide, among other terms, that the source code shall be released to Customer if any of the following events (collectively the “Release Conditions”) occurs:

(a)

Licensor makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or similar authority, or Licensor becomes subject to any bankruptcy or insolvency proceeding under federal or state statutes; or

(b)

Licensor suspends or ceases to carry on its business and a receiver, trustee or assignee does not carry on the business.

a.1

Exhibits To The Agreement.  As of the Effective Date, the following Exhibits have been executed and incorporated by reference and by attachment into the Agreement.

Exhibit A

-

List of Software

Exhibit B

-

Training Services Supplied By Licensor

Exhibit C

-

Installation Services Performed By Licensor

Exhibit D

-

Support Services Agreement

Contract reference: ICD_

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IN WITNESS WHEREOF, this Agreement is duly executed by an authorized representative of both parties on the days and year below written.

Johnson & Johnson Pharmaceutical Research & Development, L.L.C.	Diversinet Corp.
(AUTHORIZED SIGNATURE)	(AUTHORIZED SIGNATURE)
Albert Wahbe
(PRINT OR TYPE NAME OF SIGNATORY)	(PRINT OR TYPE NAME OF SIGNATORY)
Chief Executive Officer
(TITLE)	(TITLE)
June 30, 2011	June 30, 2011
(EXECUTION DATE)	(EXECUTION DATE)

Contract reference: ICD_

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EXHIBIT A

Software Order Schedule

This Exhibit A is attached to and made part of the captioned Agreement by and between Johnson & Johnson Pharmaceutical Research & Development, L.L.C. “Customer” and Diversinet Corp. = "Legal entity" "" \* CHARFORMAT “Licensor” dated June 30, 2011 (“Agreement”).

1.

Fee Schedule:

Customer will pay to Licensor the following amounts in return for the license to the Software described in the Agreement:

MobiSecure® Publisher (Includes Software Development Kit (“SDK”) & MobiSecure® SMS Fee

(a)

Customer agrees to license a MobiSecure Publisher as described in Exhibit A below for an upfront fee of $120,000, which will include 100 development mClients, to be delivered to Customer (to be run by Customer at Customer’s premises).  This license fee is due upon Agreement signing.

(b)

Customer agrees to license a MobiSecure SMS as described in Exhibit A below for an upfront fee of $120,000, to be delivered to Customer (to be run by Customer at Customer’s premises).  This license fee is due upon Agreement signing.

(c)

Licensor’s current standard price is set out below.  The “Price per Provisioned Token” is an annual fee representing charges for the issuance, registration and provisioning of the Products.

MobiSecure® Publisher (Includes SDK)

Users	Annual License Per User/mClient	One-Time Server License Fee
1 – 1,000	$24	$120,000
1,001 – 5,000	$22
5,001 - 10,000	$20
10,001 – 25,000	$18
25,001 – 50,000	$16
50,001 – 100,00	$14
100,001 - 200,000	$12
200,001+ Or Enterprise	Quote	Quote

MobiSecure® SMS

Users	Annual License Per User/mText	One-Time Server License Fee
0 – 1,000	$12	$120,000
1,001 – 5,000	$11
5,001 - 10,000	$10
10,001 – 25,000	$9
25,001 – 50,000	$8
50,001 – 100,00	$7
100,001 – 200,000	$6
200,001+ Or Enterprise	Quote	Quote

1.

Software Descriptions:

Software shall be delivered to Licensee (to be run by Licensee at Licensee’s premises).  Note: Licensee is responsible for the installation and running of the Software at Licensee’s premises.  Software shall mean the following:

MobiSecure® Publisher

MobiSecure® Publisher is designed to give users secure and immediate access to  personal identity information and critical data.  MobiSecure® Publisher mobilizes personal identity information and critical data in a secure and convenient manner – providing secure two-way messaging capabilities for discreet communication between mobile users and system administrators.

Publishing Manager is a server-based product that can securely host and manage stored data and retrieve information from external data sources. Users can also display, submit or send via fax, email or SMS selected data from their mobile device. It provides a self-service interface for users to customize vault accounts and securely upload their data. The Publishing Manager supports an optimized; secure protocol for personal data download and synchronization with the mClient, for both mobile phones and desktops. Publishing Manager is integrated with MobiSecure® SoftToken to enable secure access using strong authentication and a one-time password.  The Publishing Manager supports both direct, OTA provisioning and on-deck provisioning.

mClient for Mobile is a downloadable software application that can securely retrieve personal information from the Publishing Manager server, and securely store the information in the mobile phone for offline access.  mClient is based on MobiSecure® SoftToken technology, and supports strong authentication through a one-time password. mClient is available for Java phones, BlackBerry, Windows Mobile, iPhone, Android and BREW devices.  PC wallets are available for Microsoft Windows XP and Microsoft Vista operating systems.

MobiSecure® SMS Messaging

MobiSecure® SMS leverages the familiarity and popularity of SMS messaging to create a secure messaging solution that utilizes state of the art AES encryption technology to securely transmit and receive SMS messages.  Messages can be both 1-Way (Push) based and 2-Way (Pull or Push-Pull) based between mobile users and backend server applications.  Unlike traditional SMS service, MobiSecure® SMS Messaging subscribers will automatically receive message delivery and read confirmations on their mobile device.

The MobiSecure® SMS Messaging solution offers a fully integrated secure gateway environment.  This simplifies and eliminates extensive integration efforts with multiple gateways globally.  High-level APIs, allow for the submission of text messages from a third party application or directly from the handset itself.

2.

Software Scope of Use Restrictions:

Customer agrees to include terms and conditions in its Customer agreements that are reflective of the following:

(a)

the Customer is granted a non-exclusive, non-transferable and non-assignable right to use the Products solely for their intended use;

(b)

the Customer may not reverse engineer, decompile, alter, transfer, modify or create a derivative work of the Product;

(c)

no ownership rights to the Products and documentation are transferred to the Customer;

(d)

the Customer may not use the Products otherwise than as a part of the equipment, hardware or software in which any Product has been incorporated or for which it has been delivered;

(e)

the Customer may not remove any proprietary, copyrights, trade secret or warning legend from any Products or documentation or copies thereof;

(d)

the Customer may not furnish the Products or documentation into any country in violation of any export control laws or regulations.

(e)

The Customer’s agreements with its Customers shall also contain disclaimers of warranties and limitations of liabilities with respect to the Products and documentation at least as restrictive as those set forth in this Agreement.

Contract reference: ICD_

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EXHIBIT B

Training Services

This Exhibit B is attached to and made part of the captioned Agreement by and between Johnson & Johnson Pharmaceutical Research & Development, L.L.C. “Customer” and Diversinet Corp. = "Legal entity" "" \* CHARFORMAT “Licensor” dated June 30, 2011 (“Agreement”).

Should Customer wish to engage Licensor for training, then training services are available at $1,500 per person day (excluding travel and out-of-expenses).

Contract reference: ICD_

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EXHIBIT C

Installation Services

This Exhibit C is attached to and made part of the captioned Agreement by and between Johnson & Johnson Pharmaceutical Research & Development, L.L.C. “Customer” and Diversinet Corp. = "Legal entity" "" \* CHARFORMAT “Licensor” dated June 30, 2011 (“Agreement”).

Not Applicable

Contract reference: ICD_

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EXHIBIT D

Support Services Agreement

This Exhibit D is attached to and made part of the captioned Agreement by and between Johnson & Johnson Pharmaceutical Research & Development, L.L.C. “Customer” and Diversinet Corp. = "Legal entity" "" \* CHARFORMAT “Licensor” dated June 30, 2011 (“Agreement”).

1.

Licensor Support Services.  Licensor agrees to provide Support services to the Customer’s technical support team for the Software in accordance with the following terms:

1.1

Ongoing Support entitles Customer to receive assistance in problem identification and resolution for Software, distribution of software change packages, and user and database support related to a Software product.  The Customer’s subscribers or end users shall interface with the Customer’s technical support only.

1.2

Licensor shall provide, in a timely manner, whatever services as may be necessary to ensure that the Software remains in conformity with the Specifications and the warranties contained in this Agreement.  The scope of such Support services shall include services for and all Software provided by Licensor including, without limitation, interfaces, Updates and new releases. Licensor shall provide remedial maintenance including, without limitation, fault isolation, diagnosis and repair, at any and all Customer facilities using the Software.

1.3

Response Times. For any Support requests placed by Customer, Licensor agrees that the following response times shall apply:

1.3.1

Critical Program Errors.  Licensor shall use commercially reasonable efforts to respond to any Critical Program Errors and shall work continuously until such error is resolved.

1.3.2

Medium Errors.  Licensor shall respond within two (2) hours to any Medium Error and shall resolve such error within five (5) calendar days. Medium Error means any error for which an alternative solution or work around which is acceptable to Customer (in Customer’s sole discretion) may be accomplished.

1.3.3

Low Errors.  Licensor shall respond within twenty-four (24) hours to any Low Error, and shall resolve such error no later than the next general release of the Software. Low Error means any error that is of a cosmetic or de minimus nature in Customer’s sole opinion.

1.4

“Response time" shall mean the time between Customer's placement of a service call and Licensor's initiation of problem diagnosis, isolation and other assistance via telephone.

1.5

Telephone Support services.  During the term of Support services, Licensor’s technical support will be available to accept and respond to problem calls or email from Customer’s technical support from 9:00 am - 5:00 pm Eastern Standard Time (US), 5 days a week (Monday through Friday), 52 weeks a year, excluding United States and Canadian national holidays.  During such hours, technical support calls or email will be answered immediately by the support staff.  Licensor will provide a phone option to speak directly to a trained technical support representative.  Licensor will make the reasonable commercial effort to answer promptly to calls.

1.6

Any fixes or corrections to the Software shall be provided by Licensor upon Licensor's receipt of notice of such problem or whenever Licensor otherwise becomes aware of an actual or potential Software problem.  Such fixes or corrections shall be provided at no additional cost to Customer.

1.7

Licensor shall provide, on an annual basis, or more frequently if reasonably requested by Customer, any and all updated Documentation for any interfaces, enhancements or modifications provided to Customer in accordance with this Agreement.

1.

Support Fees, when applicable, shall be equal to 20% of the License Fees on an annual basis.  Support Fees are due after the 1st year of this Agreement, payable in advance.  If Customer desires to continue receiving Support services, Customer will forward a Purchase Order for Support services to Licensor.  Customer shall not pay any fees associated with Support (including Licensor travel expenses associated with the performance of Support) except for the fee identified in this paragraph.  Licensor  may revise Support fees any time following the initial twenty-four (24) month period after First Productive Use (but no more frequently than once  during  any 12 month period) by giving Customer  sixty (60) days' prior written notice.

2.

Failure of Licensor to Support the Software.  Licensor hereby warrants and promises it will meet the above specified Support requirements for 95% of Customer’s service requests (hereafter “Required Level of Support”).  Should Licensor fail to meet its Required Level of Support, then Customer may notify Licensor in writing that Licensor has failed to provide its Required Level of Support to Customer.  If Licensor’s failure to meet its Required Level of Support continues uncured for a period of sixty (60) days after Licensor’s receipt of Customer’s written notice, then Customer shall, beginning on the sixty-first (61st) day after Licensor’s receipt of Customer’s written notice, have the right to withhold any additional Support fee payments while continuing to receive Support services until such time as Licensor is able to demonstrate that it has complied with the requirements of this Agreement for a period of thirty (30) consecutive days.  The period during which Customer is receiving Support services shall be extended one day for every day beyond sixty days that Licensor is unable to meet the Support requirements of this Agreement.

Contract reference: ICD_

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